

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2020

Michael I. Goldberg
Trustee
Woodbridge Liquidation Trust
Las Olas Center II
350 East Las Olas Boulevard, Suite 1600
Fort Lauderdale, Florida 33301

      Re: Woodbridge Liquidation Trust
          Registration Statement on Form 10-12G
          Filed October 25, 2019
          File No. 000-56115

Dear Mr. Goldberg:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Real Estate & Construction

cc: David Barton, Esq.